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                           October 21, 2021

       Timothy Murphy
       Chief Financial Officer
       Repay Holdings Corporation
       3 West Paces Ferry Road, Suite 200
       Atlanta, GA 30305

                                                        Re: Repay Holdings
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            Amendment No. 2 to
Form 10-K for the Fiscal Year Ended December 31, 2020
                                                            Filed May 10, 2021
                                                            Response dated
October 4, 2021
                                                            File No. 001-38531

       Dear Mr. Murphy:

              We have reviewed your October 4, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 15, 2021 letter.

       Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 31

   1. We note your response to comment 1. We continue to believe the one-time upfront cash payments to buy out
future monthly commission operating expenses to be paid over the course of a merchant
contract represent normal, recurring, cash operating expenses necessary to operate
your business. Please revise your filing to remove this non-GAAP adjustment. We refer
you to Question 100.01 of the Division's Non-GAAP Financial
                                                        Measures Compliance and
Disclosure Interpretations.
 Timothy Murphy
Repay Holdings Corporation
October 21, 2021
Page 2
2. We note your response to comment 2. Please revise your reconciliation of adjusted net income to reflect the impact of income taxes as a separate adjustment for the Successor
         Period from July 11, 2019 through December 31, 2019 and to explain how the tax impact is calculated. We refer you to Question 102.11 of the Division's Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations.
3. We note your response to comment 3. Please revise your footnotes to disclose your computation of the number of Class A common shares outstanding on an as-converted basis for all periods presented.
       You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 with any questions.



FirstName LastNameTimothy Murphy                            Sincerely,
Comapany NameRepay Holdings Corporation
                                                            Division of
Corporation Finance
October 21, 2021 Page 2                                     Office of Trade &
Services
FirstName LastName